UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 11, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

ZCO Liquidating Corporation
File No. 1-34650 - CF#30224

ZCO Liquidating Corporation (formerly OCZ Technology Group, Inc.) submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K/A filed on October 4, 2013.

Based on representations by ZCO Liquidating Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

       Exhibit 10.2   through May 15, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

       Elizabeth M. Murphy
       Secretary